Exhibit 99.1

NEWS RELEASE

Sandstorm Gold Announces Metal Credit Purchase Agreement with Entrée Gold

Vancouver, British Columbia | February 15, 2013

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that it has entered into a US$55 million financing package with Entrée Gold Inc. (“Entrée”) (TSX: ETG, NYSE MKT: EGI) which includes a US$40 million production based metal credit purchase agreement (the “Funding Agreement”), a CAD$10 million private placement and a US$5 million net smelter returns royalty.

Funding Agreement

Sandstorm has agreed to purchase metal credits equivalent to 25.7% or 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Heruga and Hugo North Extension deposits, respectively. The deposits are on the Entrée – Oyu Tolgoi LLC joint venture property in Mongolia which forms part of the world-class Oyu Tolgoi copper mining complex. Sandstorm will pay an upfront cash deposit of US$35 million to Entrée and ongoing payments equal to the lesser of the prevailing market price and US$220 per ounce of gold and US$5 per ounce of silver (subject to inflationary adjustments) until approximately 8.6 million ounces of gold and 40.3 million ounces of silver have been produced from the joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price of US$500 per ounce of gold and US$10 per ounce of silver (subject to inflationary adjustments).

The Funding Agreement does not require the delivery of physical metal and Entrée may use future cash flows from any of its mineral property interests to purchase and deliver metal credits to Sandstorm to fulfill the requirements under the Funding Agreement. Under the Funding Agreement, Entrée has granted to Sandstorm a right of first refusal on future production-based funding agreements, subject to certain exceptions, on its joint venture interest in Mongolia.

As part of the Funding Agreement, the Company has also agreed to purchase metal credits equivalent to 2.5% of Entrée’s share of copper produced from the Heruga and Hugo North Extension deposits in exchange for an upfront cash deposit of US$5 million (bringing the total deposit payment made by the Company to US$40 million) and ongoing payments equal to the lesser of the prevailing market price and  US$0.50 per pound of copper (subject to inflationary adjustments) until approximately 9.1 billion pounds of copper have been produced from the joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and US$1.10 per pound of copper (subject to inflationary adjustments). In addition, Sandstorm has entered into a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) whereby Sandstorm Metals has purchased the copper portion of the Funding Agreement in exchange for US$5 million in shares of Sandstorm Metals. Sandstorm Metals will issue the shares at a price of CAD$0.45 per share, subject to the approval of the TSX Venture Exchange. Sandstorm and Sandstorm Metals allocated the total purchase price payable for the Funding Agreement as between themselves (by agreeing on the purchase price payable by Sandstorm Metals for the copper portion) by applying fundamental net asset value valuation methodologies as are typical for precious metal and copper metal credit purchase agreements, respectively. For more information, see the Sandstorm Metals press release at http://www.sandstormmetalsandenergy.com.

Private Placement

Sandstorm has agreed to purchase 17,857,142 common shares of Entrée (the “Shares”) at a price of CAD$0.56 per Share (the “Purchase Price”) for a total consideration of approximately CAD$10 million.  The private placement is expected to close on or about March 1, 2013. Following the completion of the private placement and before taking into account any exercise by Rio Tinto International Holding Limited of its pre-emptive rights, Sandstorm will own 12% of the issued and outstanding shares of Entrée. The Shares will be subject to a 4-month hold period.  The private placement is subject to Toronto Stock Exchange and NYSE MKT approval. Sandstorm has agreed that it will vote its Shares as Entrée’s board of directors specifies with respect to any proposed acquisition of Entrée, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Funding Agreement.

NSR Royalty

Sandstorm has agreed to purchase a 0.4% NSR royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada. In consideration for the royalty, Sandstorm will make a US$5 million payment to Entrée. In addition, Entrée has granted Sandstorm a right of first refusal on any future royalty or metal stream financing for the Ann Mason Project.

“Although this transaction represents only 4% of Sandstorm’s current market valuation, we believe that it will provide a material base of precious metal cash flow for many decades,” said Sandstorm President and CEO Nolan Watson. “We are pleased to have teamed up with Entrée Gold and their management team on these world-class deposits.”

About Hugo North Extension and Heruga

Hugo North Extension is one of the world’s richest porphyry copper-gold deposits and Heruga is a world class, copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto. Entrée retains a 20% interest in the Hugo North Extension and Heruga deposits.

Hugo North Extension Mineral Reserves – March 29, 2012
(as reported for the entire joint venture property)

Classification	Tonnage (Mt)	NSR (US$/t)	Cu (%)	Au (g/t)	Recovered Metal
					Cu (‘000 lb)	Au (oz)
Probable	27	79.40	1.91	0.74	1,000,000	500,000

-	From Table 1.4 in NI 43-101 Technical Report on the Lookout Hill Property, Ömnögovi, Mongolia, AMC Consultants Pty Ltd, March 2012
-	The block cave shell was defined using a net smelter return (NSR) cut-off of $20/t NSR
-
Metal prices used for calculating the Hugo North Underground NSR are copper US$1.80/lb, gold US$750/oz, and silver US$12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices

-	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties
-	For the underground block cave, all material within the shell has been converted to Mineral Reserve; this includes low grade Indicated and Inferred material assigned zero grade and treated as dilution
-	Only Indicated Resources were used to report Probable Reserves
-
Entrée – Oyu Tolgoi LLC Joint Venture includes a portion of the Shivee Tolgoi license and all of the Javhlant license. The licenses are held by Entrée and Oyu Tolgoi LLC is the joint venture manager. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560m and 30% above this depth

-	The Mineral Reserves are not additive to the Mineral Resources

Hugo North Extension Mineral Resources – February 20, 2007
(as reported for the entire joint venture property)

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
					Cu (‘000 lb)	Au (oz)	CuEq (‘000 lb)
Indicated	117.0	1.80	0.61	2.19	4,640,000	2,290,000	5,650,000
Inferred	95.5	1.15	0.31	1.35	2,420,000	950,000	2,840,000
-	From Table 1.1 in NI 43-101 Technical Report on the Lookout Hill Property, Ömnögovi , Mongolia, AMC Consultants Pty Ltd, March 2012
-	The mineral resource estimate has an effective date of February 20, 2007 and was prepared by Scott Jackson, F.AusIMM. from Quantitative Group Pty Ltd.
-	Based on drilling completed as of 01 November, 2006
-
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper and US$650/oz for gold. The equivalence formula was calculated assuming that gold recovery was 91% of copper recovery. CuEq was calculated using the formula: CuEq = %Cu + (Au g/t * 19.98)/29.76

-
Entrée – Oyu Tolgoi LLC Joint Venture includes a portion of the Shivee Tolgoi license and all of the Javhlant license. The licenses are held by Entrée and Oyu Tolgoi LLC is the joint venture manager. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560m and 30% above this depth

-	The 0.6% CuEq cut-off is used as the base case resource for underground bulk mining
-	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Heruga Mineral Resource – March 30, 2010
(as reported for the entire joint venture property)

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Mo (%)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq (‘000 lb)
Inferred	910	0.48	0.49	0.014	0.87	9,570,000	14,000,000	17,390,000
-	From Table 1.3 in NI 43-101 Technical Report on the Lookout Hill Property, Ömnögovi, Mongolia, AMC Consultants Pty Ltd, March 2012
-	The mineral resource estimate has an effective date of March 30, 2010 and was prepared by Scott Jackson, F.AusIMM. from Quantitative Group Pty Ltd.
-	Based on drilling completed as of 21 June, 2009
-
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold and US$10/lb for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq = %Cu + ((Au g/t * 19.98) + (Mo g/t * 0.01586))/29.76

-
Entrée – Oyu Tolgoi LLC Joint Venture includes a portion of the Shivee Tolgoi license and all of the Javhlant license. The licenses are held by Entrée and Oyu Tolgoi LLC is the joint venture manager. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560m and 30% above this depth

-	The 0.6% CuEq cut-off is used as the base case resource for underground bulk mining
-	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About Ann Mason and Blue Hill

The Ann Mason Project (Project) is located in west-central Nevada, approximately 75 km southeast of Reno within the historical Yerington Mining District. Ann Mason is a copper-molybdenum porphyry deposit with the characteristics of a typical, large copper-molybdenum porphyry system. Projected to the surface, the 0.15% Cu envelope covers an area approximately 2.3 km northwest and up to 1.3 km northeast. At depth, this envelope extends more than a kilometre below surface. The mineralization remains open in most directions.

Blue Hill is a copper oxide and sulphide deposit located approximately 1.5 km northwest of the Ann Mason deposit. Several other under explored copper oxide and sulphide targets are located throughout the Project area.

Ann Mason Mineral Resources - August 14, 2012

Classification	Cutoff (Cu %)	Tonnage (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Blb)	Mo (Blb)
Indicated	0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
Inferred	0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
-	From Table 1.1 in Preliminary Economic Assessment on the Ann Mason Project, Nevada, USA, AGP Mining Consultants, October 2012.
-	The mineral resource estimate has an effective date of August 14, 2012 and was prepared by Scott Jackson, F.AusIMM from Quantitative Group Pty Ltd.
-	Due to rounding some of the totals may not sum exactly.

Blue Hill Inferred Mineral Resources - July 31, 2012

Zone	Cutoff (Cu %)	Tonnage (Mt)	Cu (%)	Cu (Mlbs)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	-	-	-
Mixed	0.10	24.69	0.18	98.12	-	-	-
Oxide/Mixed Sub-total	0.10	72.13	0.17	277.49	-	-	-
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3
-	From Table 1.2 in Preliminary Economic Assessment on the Ann Mason Project, Nevada, USA, AGP Mining Consultants, October 2012
-	The mineral resource estimate has an effective date of July 31, 2012 and was prepared by M. Waldegger, P. Geo. from AGP.
-	Summations within the tables may not agree due to rounding.
-	Molybdenum, gold and silver were estimated for the Sulphide only.
-	Contained metal values are in-situ and not in consideration of metallurgical recoveries.

Robert Cann, P.Geo., Entrée’s Vice President Exploration, is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release.

For more information, visit the Entrée Gold website at http://www.entreegold.com.

Fairness Opinion

National Bank Financial Inc. has provided a fairness opinion to the board of directors of Sandstorm to the effect that the consideration paid by Sandstorm pursuant to the Funding Agreement transaction is fair, from a financial point of view, to Sandstorm. National Bank Financial Inc. has also provided a fairness opinion to the board of directors of Sandstorm Metals to the effect that the consideration paid by Sandstorm Metals pursuant to the transaction involving the purchase of the copper portion of the Funding Agreement is fair, from a financial point of view, to Sandstorm Metals.

National Bank Financial Inc. reviewed the methodologies relating to the allocation of total purchase price payable for the Funding Agreement and has provided an opinion to the boards of directors of Sandstorm and Sandstorm Metals to the effect that the use of such methodologies to arrive at the portion of the Funding Agreement purchase price allocated to Sandstorm Metals (as the purchase price for the copper portion) is fair, from a financial point of view, to Sandstorm and Sandstorm Metals.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of nine gold streams, five of which are producing gold, and three NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Entrée Gold Inc., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm”  in Sandstorm’s annual report for the financial year ended December 31, 2011 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION
Sandstorm Gold Ltd.
Nolan Watson, President & Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.